Exhibit 99.1

ELECTRIC CITY CORP.

INSIDER TRADING POLICY

and Guidelines with Respect to Certain Transactions in Company Securities

     This Policy provides guidelines to employees, officers and directors of, and consultants and contractors to Electric City Corp. (the “Company”) with respect to transactions in the Company’s securities.

Applicability Of Policy

     This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all officers of the Company, all members of the Company’s Board of Directors, all Board Observers, all employees, distributors and dealers of, and consultants and contractors to, the Company and its subsidiaries who receive or have access to Material Nonpublic Information (as defined below) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” Any such person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee or consultant can be an Insider from time to time, and would at those times be subject to this Policy.

Statement Of Policy

General Policy

     It is against the law and this Policy to trade on or disclose Material Nonpublic Information. Material Nonpublic Information is information not otherwise known or available to the general public that would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information are set forth on page 7 of this Policy. This policy applies to both trading on such information and “tipping” others to such information. In addition, officers and directors are prohibited from, and all other employees and consultants are strongly discouraged from, trading during a period known as the blackout period, when the likelihood of possession of Material Nonpublic Information is very high. Instead, all employees are encouraged to make any trades during the established trading window, all as further described below.

Specific Policies

     1.     Trading on Material Nonpublic Information. No director, officer or employee of, or consultant or contractor to, the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company and ending at the beginning of the third Trading Day following the date of public disclosure of that information or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” means a day on which national stock exchanges and the American Stock Exchange are open for trading. A Trading Day begins at the time trading begins on such day.

     2.     Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities. Even if you are not in possession of Material Nonpublic Information, do not recommend to any other person that they buy or sell securities of the Company. (Remember that “tipping” Material Nonpublic Information is always prohibited, and that your recommendation could be imputed to the Company and may be misleading if you do not have all relevant information).

     If an Insider receives inquiries about the Company from securities analysts, reporters, or others, decline comment and direct them to the Company’s Insider Trading Compliance Officer: Jeffrey Mistarz, Chief Financial Officer, Treasurer and Assistant Secretary. Do not discuss Material Nonpublic Information where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. Remember that cellular phone conversations are often overheard and that voice mail and e-mail messages may be retrieved by persons other than their intended recipients.

     3.     Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. Keep all memoranda, correspondence and other documents that reflect nonpublic information in a secure place, such as a locked office or a locked file cabinet, so that they cannot be seen by third persons.

     4.     10b5-1 Programs. Pursuant to SEC Rule 10b5-1, directors, officers and employees of the Company may establish written programs which permit (i) automatic trading of the Company’s stock through a third-party broker or (ii) trading of the Company’s stock by an independent person (e.g., an investment banker) who is not aware of Material Nonpublic Information at the time of a trade. All such programs shall be subject to the restrictions and limitation set forth in Exhibit A, attached hereto, which shall be updated from time to time by the Company’s outside counsel to conform with any changes to SEC Rule 10b5-1 or the practices thereunder. Once a program is implemented in accordance with this Section 4 and such Exhibit A, trades pursuant to such program shall not be subject to the limitations and restrictions set forth in other sections of this Insider Trading Policy. Trading pursuant to a program may occur even at a time outside of the Company’s trading window or when the person on whose behalf such trade is made is aware of Material Nonpublic Information. Each program (or the form of program established by an investment bank or other third party) must be reviewed by the Company’s outside counsel prior to establishment, to confirm compliance with this Policy and the applicable securities laws.

POTENTIAL CRIMINAL AND CIVIL LIABILITY
AND/OR DISCIPLINARY ACTION

     1.     Liability for Insider Trading. Insiders may be subject to penalties of up to $1,000,000 and up to ten years in jail for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

     2.     Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

     3.     Possible Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

RECOMMENDED GUIDELINES

     1.      Blackout Period. The period beginning at the close of the market on the last day of the fourteenth day prior to the end of the then current quarter and ending at the beginning of the third Trading Day following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that officers, directors and other employees, consultants and contractors often will possess, during that period, Material Nonpublic Information about the expected financial results for the quarter during that period. Accordingly, this period of time is referred to as a “blackout” period. All directors and executive officers are prohibited from trading during such period. In addition, it is strongly recommended that all other employees of, or consultants or contractors to, the Company refrain from trading during such “blackout” period. In addition, from time to time Material Nonpublic Information regarding the Company may be pending. While such information is pending, the Company may impose a special “blackout” period during which the same prohibitions and recommendations shall apply.

     2.     Pension Fund Blackout Period. Pursuant to SEC rules effective January 26, 2003, directors and executive officers are prohibited from trading in Company equity securities during any period of three or more consecutive days during which at least 50% of the participants or beneficiaries in an “individual account” retirement plan of the Company or its subsidiaries are unable to purchase, sell, or otherwise acquire or transfer an interest in the equity of the Company held in such plan due to a temporary suspension by the Company or a fiduciary (“Pension Fund Blackout Period”). “Individual account” plans include, without limitation, defined contribution plans such as broad-based tax-qualified 401(k) plans and profit sharing plans, stock bonus plans, and certain nonqualified deferred compensation arrangements. There are limited exceptions to this rule, and directors and executive officers should consult with the Company’s outside counsel or Insider Trading Compliance Officer prior to attempting a stock transaction during the above-described Pension Fund Blackout Period.

     3.     Mandatory Trading Window. To ensure compliance with this Policy and applicable U.S. federal and state securities laws, the Company requires that all directors and executive officers of the Company refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the following period (the “Trading Window”):

Trading Window: The period commencing at the open of the market on the third Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of the market fourteen calendar days prior to the end of the then current quarter.

     From time to time, the Company may also prohibit directors and executive officers from trading securities of the Company because of material developments known to the Company and not yet disclosed to the public. In such event, directors and executive officers may not engage in any transaction involving the purchase or sale of the Company’s securities and should not disclose to others the fact of such suspension of trading. The Company would re-open the Trading Window at the beginning of the third Trading Day following the date of public disclosure of the information, or at such time as the information is no longer material.

     The safest period for trading in the Company’s securities, assuming the absence of Material Nonpublic Information, is generally the first ten days of the Trading Window and trading during that period is recommended. Periods other than the Trading Window are more highly sensitive for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This is due to the fact that officers, directors and certain other employees are, as any quarter progresses, increasingly likely to possess Material Nonpublic Information about the expected financial results for the quarter.

     The purpose behind the recommended Trading Window is to help establish a diligent effort to avoid any improper transaction. An Insider may choose not to follow this suggestion, but he or she should be particularly careful with respect to trading outside the Trading Window, because the Insider may, at such time, have access to (or be deemed to have had access to) Material Nonpublic Information regarding, among other things, the Company’s anticipated financial performance for the quarter.

     It should be noted that even during the Trading Window, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person. Although the Company may from time to time recommend during a Trading Window that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

     4.     Recommended Trading Window. In addition to the mandatory Trading Window for directors and executive officers, the Company strongly recommends that all other employees of, and consultants and contractors to, the Company refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the Trading Window described above. The safest period for trading in the Company’s securities, assuming the absence of Material Nonpublic Information, is probably only the first ten days of the Trading Window and trading during that period is recommended.

     It should be noted that even during the Trading Window, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person. Although the Company may from time to time recommend during a Trading Window that selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

     5.     Preclearance of Trades. The Company has determined that all officers and directors of the Company and certain persons whose names are set forth on Schedule A attached hereto must refrain from trading in the Company’s securities, even during the Trading Window, without first complying with the Company’s “preclearance” process. Each such person should contact the Company’s Insider Trading Compliance Officer prior to commencing any trade in the Company’s securities. The Insider Trading Compliance Officer will consult as necessary with senior management of the Company before clearing any proposed trade. The Company may also find it necessary, from time to time, to require compliance with the preclearance process from certain employees, consultants and contractors other than and in addition to officers and directors.

     6.     Individual Responsibility. Every officer, director, employee and consultant has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a Trading Window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company’s securities. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

APPLICABILITY OF POLICY TO INSIDE INFORMATION
REGARDING OTHER COMPANIES

     This Policy and the guidelines described herein also apply to material nonpublic information relating to other companies, including the Company’s customers, vendors or suppliers ("business partners"), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All officers, directors, employees, consultants and contractors should treat material nonpublic information about the Company’s business partners with the same care required with respect to information related directly to the Company.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

     It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities.

     While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

•	Financial results

•	Known but unannounced future earnings or losses

•	News of a pending or proposed merger or other acquisition

•	News of the disposition, construction or acquisition of significant assets

•	Knowledge of a pending press release that contains material nonpublic information

•	Impending bankruptcy or financial liquidity problems

•	Gain or loss of a substantial customer, supplier or other business partner

•	Changes in dividend policy

•	New product announcements of a significant nature

•	Significant product defects or modifications

•	Significant pricing changes

•	Stock splits

•	New equity or debt offerings

•	Significant changes in sources or availability of supplies

•	Patent or other intellectual property milestones

•	Engineering achievements or other developments from research efforts

•	Significant litigation exposure due to actual or threatened litigation

•	Positive or negative developments in outstanding litigation

•	Major changes in senior management.

Either positive or negative information may be material.

                  Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

CERTAIN EXCEPTIONS

                  1.     Stock Option and Purchase Plans; Gifts. For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plans or the purchase of shares under any Company employee stock purchase plan (but not the sale of any such shares) is exempt from this Policy, because the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. In addition, for purposes of this Policy, the Company considers that bona fide gifts of the securities of the Company are exempt from this Policy.

                  2.     Rule 10b5-1 Trading Plans. For purposes of this Policy, the Company considers that trades of the Company’s securities made pursuant to a plan adopted in strict compliance with Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended (a “10b5-1 Plan”) are exempt from this Policy; provided, however, that such a plan must first be approved by the Company’s Insider Trading Compliance Officer and must meet the requirements of Exhibit A to this Policy.

ADDITIONAL INFORMATION - DIRECTORS AND OFFICERS

     Directors and officers of the Company and certain other persons identified by the Company from time to time must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that officers, directors and such other persons who purchase and sell or sell and purchase the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option nor the receipt of stock under the Company’s employee stock purchase plan is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Moreover, no officer or director may ever make a short sale of the Company’s stock. A short sale is a sale of securities not owned by the seller or, if owned, not delivered (a “short sale against the box”). Transactions in put and call options for the Company’s securities may in some instances constitute a short sale or may otherwise result in liability for short swing profits. All executive officers and directors of the Company and such other identified persons must confer with the Company’s Insider Trading Compliance Officer before effecting any such transaction. The Company strongly discourages all such transactions by officers, directors and all employees.

     While employees and consultants who are not executive officers and directors are not prohibited by law from engaging in short sales of the Company’s securities, the Company believes it is inappropriate for employees and consultants to engage in such transactions and therefore strongly discourages all employees and consultants from such activity.

     The Company will provide separate memoranda and other appropriate materials to its officers and directors regarding compliance with Section 16 and its related rules.

INQUIRIES

     Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer, Jeffrey Mistarz.

SCHEDULE A

OFFICERS, DIRECTORS AND OTHER EMPLOYEES
SUBJECT TO PRE-CLEARANCE PROCEDURES

Directors:

David R. Asplund
Frederic F. Brace
Kevin J. Kushman
Robert J. Manning
John P. Mitola
Gerald A. Pientka
Michael S. Stelter
Robert D. Wagner, Jr.

Corporate Officers:

Denis Enberg
Jeffrey R. Mistarz
John P. Mitola

Other Employees:

EXHIBIT A

Trading programs established pursuant to Section 4 of the Specific Policies section of the Company’s Insider Trading Policy (each a “Program”) are limited to the following two types:

(a)	A written Program which permits automatic trading of the Company’s common stock through a third party broker (an “Automatic Trading Program”) established by a director, officer or employee of the Company (a “Program Eligible Person”) at a time when the Program Eligible Person is not aware of Material Nonpublic Information. The Automatic Trading Program document must specify the number of shares to be purchased or sold, the price(s) at which transactions are to take place, and the date(s) on which transactions are to take place. Alternatively, the Automatic Trading Program may establish an objective formula for any or all of these criteria (e.g., the number of shares could be specified as a percentage of the holdings of the Program Eligible Person); or

(b)	A Program where transactions in the Company’s stock are initiated by the trustee of a so-called “blind” trust, provided the Program is established by a Program Eligible Person at a time when the Program Eligible Person is not aware of Material Nonpublic Information. A “blind” trust is a trust established by a Program Eligible Person under which the investment and disposition decisions must be made by an independent trustee without any involvement or even knowledge of the Program Eligible Person. The trustee should be a recognized financial institution possessing trust powers. Under this type of Program, the Program Eligible Person cannot exert any influence over, or even communicate with, the trustee regarding specific investments. If the trustee becomes aware of Material Nonpublic Information regarding the Company, whether from the Program Eligible Person or otherwise, the trustee may not engage in a purchase or sale of the Company’s securities.

Additional Program Restrictions. All Programs shall also be subject to the following restrictions:

(a)	The Program Eligible Person cannot engage in any separate transaction (e.g., a hedging transaction) which directly or indirectly alters or offsets an authorized transaction made under the Program.

(b)	Any Program Eligible Person preparing such a Program must allow for the cancellation of a transaction and/or suspension of a Program upon notice and request by the Company to the extent the Program or any proposed trade (i) fails to comply with applicable law (such as exceeding the number of shares which the Program Eligible Person may sell under Rule 144 in a rolling three month period), or (ii) would create material adverse consequences for the

Company (e.g., due to the imposition of lock-up agreements on the Company officers).

(c)	No Program may be established at a time when the Program Eligible Person is aware of Material Nonpublic Information.

(d)	Once a Program is prepared, it cannot be changed or deviated from (as opposed to the termination thereof), except (i) with notice to the Company’s outside counsel and (ii) at a time when the Program Eligible Person is permitted to trade the Company’s stock under this Policy (i.e. during the Trading Window when the Program Eligible Person is not aware of Material Nonpublic Information).

(e)	All Programs must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of the securities laws (including, without limitation, Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended). The Company may require immediate termination of any Program that it determines was put in place either (i) not in good faith or (ii) as part of a plan or scheme to evade the prohibitions of the securities laws.

     The key terms of the Company policy, set forth herein and in Section 4, above, and Programs established pursuant to it (and trades made pursuant thereto) may be disclosed to the public through a press release, by placement on the Company’s website or through other means to be determined by the Company in its discretion. The Company shall not have any liability to any Program Eligible Person as a result of the establishment of a Program, any Company disclosure with respect thereto, or any cancellation of transactions and/or suspension or termination of a Program as discussed above.